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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: November 30, 2010 Estimated average burden hours per response . . . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-12373

BIGLARI HOLDINGS INC.
(Exact name of registrant as specified in its charter)

175 East Houston Street, Suite 1300 San Antonio, Texas 78205 (210) 344-3400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

14% Redeemable Subordinated Debentures Due 2015
(Title of each class of securities covered by this Form)

Common Stock, stated value $0.50 per share
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Biglari Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 31, 2011	BIGLARI HOLDINGS INC.

	By:	/s/ Duane E. Geiger
	Name:	Duane E. Geiger
	Title:	Interim Chief Financial Officer